Exhibit A

Ceragon Networks to Acquire Siklu, Expanding Presence With
Private Networks and Small Service Providers in North America

Expected to be Accretive (Non-GAAP) By the End of 2024

Expected to Increase Ceragon’s Global Market Share in the mmW Market and Augment Offering
with PtMP Solutions, Primarily for Fixed Wireless Access

Company to Host Conference Call October 24 at 8:30 a.m. ET

Rosh Ha’ain, Israel, October, 24, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that it has entered into a definitive agreement to acquire Siklu, a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas, for an enterprise value of $13-15 million. As consideration to Siklu’s shareholders, Ceragon will issue approximately 1.5 million ordinary shares. Ceragon is expected to assume financial liabilities of approximately $10-12 million, of which approximately $2.5 million are classified as long-term debt.

Ceragon is expected to generate approximately $25-$29 million in incremental 2024 revenue from this acquisition. The acquisition is expected to be accretive to the consolidated gross margins of Ceragon as Siklu’s margins are at levels significantly higher than Ceragon’s historical margins. Ceragon management expects the combination to improve Siklu’s results by leveraging Ceragon’s working capital management capabilities, as well as expanded profitability following synergies.  Inclusive of these business improvements, management anticipates the transaction to be accretive to non-GAAP earnings by the second half of 2024.

Doron Arazi, Ceragon CEO, said “We expect this combination to accelerate our growth strategy, by improving our key financial metrics and reducing customer concentration in the short and long run. We have identified near-term opportunities to bring Siklu products to regions and customers where Ceragon has an established presence, and, for the longer term, to combine Ceragon products to create a more comprehensive offering primarily to private networks and small service providers in general, and leveraging Siklu’s millimeter-wave leadership position in North America to increase our presence in this key market in particular.”

“In addition to increasing our market share in the millimeter wave bands, which is anticipated to be the growth segment within wireless transport market in the coming years, this acquisition is expected to provide us with an entry point to PtMP technology in general and Fixed Wireless Access in particular,” added Mr. Arazi.

As part of this transaction, Ceragon will expand its total loan credit facility by $5 million to $77 million total, and Siklu’s primary lender will join Ceragon’s lending consortium.

Operating in the millimeter wave bands since 2008, Siklu’s wireless solutions have been used by service providers (primarily small ones), Private Networks and system integrators for many years for providing Wireless Transport and Access solutions. Siklu has deployed over 300,000 outdoor antenna units to date in over 50 countries. Siklu has been the leader in market share of E-band installations in the US for the last three years. The Company has approximately 60 employees globally, including deep technical expertise in radio frequency communications and PtMP technology. Siklu is known in the industry for rapid deployments, ease of use solutions, robust testing capabilities and innovation, traits that align well with Ceragon.

“Siklu has built an impressive team, with deep technical expertise and an enviable corporate culture, along with industry leading technology in the markets it serves,” added Arazi.

Mr. Ronen Ben Hamou, Siklu’s CEO, added, “We see Ceragon as the perfect partner for Siklu, in both technology, market, and cultural fit.”

The closing of the transaction is subject to customary closing conditions. Ceragon expects the deal to close by the end of 2023.

Conference Call Details

Ceragon Networks will host a Zoom web conference with analysts and investors today, October 24, 2023, at 8:30 a.m. ET. Interested parties are invited to register for the web conference by clicking this link. A replay of the conference will be made available on Ceragon’s investor relations website within 24 hours following the conclusion of the live call.

About Siklu

Siklu delivers multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. Operating in the millimeter wave bands, Siklu’s wireless solutions are used by leading service providers and system integrators to provide 5G Gigabit Wireless Access services. For more information, visit www.siklu.com.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction and the effect of the evolving nature of the recent war in Gaza between Israel and the Hamas. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of both  Ceragon and Siklu to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the companies’ businesses and the price of Ceragon’s traded securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction; delays, disruptions or increased costs in the integration of Siklu’s business with Ceragon; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel, customers, and vendors may not succeed; risks related to diverting management’s attention from Ceragon’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ceragon’s traded securities; the effect of the evolving nature of the recent war in Gaza between Israel and the Hamas; the impact of general economic conditions on the on Ceragon’s and Siklu’s business; ongoing or potential litigations or disputes, incidental to the conduct of Siklu’s ongoing business, with customers, suppliers, landlords, or other third parties; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Ceragon and Siklu operate; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission  (“SEC”) as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers

FNK IR

Tel. 1+646-809-4048

crnt@fnkir.com